April 15, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pembina Pipeline Corporation Request to Withdraw Registration Statement on Form F-3 Filed April 5, 2013 (File No. 333-187769)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Pembina Pipeline Corporation (“Pembina”) requests the withdrawal of Pembina’s Registration Statement on Form F-3 (File Number 333-187769) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2013. The Registration Statement is being withdrawn because the filing agent used the wrong EDGAR tag lines. Pembina intends to file a new registration statement with the Commission shortly using the correct EDGAR tag lines. No sales of Pembina securities have been or will be made pursuant to the Registration Statement filed with the Commission on April 5, 2013.

If you have any questions or require additional information, please do not hesitate to contact Hayley Nelson at (403) 231-7404 or Daniel M. Miller, our counsel, at (604) 630-5199.

Yours truly,

PEMBINA PIPELINE CORPORATION

/s/ P.D. Robertson

P.D. Robertson

Vice President, Finance and CFO

cc: Daniel M. Miller, Dorsey & Whitney LLP

Pembina Pipeline Corporation

3800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1G1

Telephone: (403) 231-7500 Fax: (403) 237-0254